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                     ASIA AUTOMOTIVE ACQUISITION CORPORATION
                             401 SOUTH OLD WOODWARD
                                    SUITE 450
                           BIRMINGHAM, MICHIGAN 48009
                                 (248) 593-8330




                                  April 7, 2006



Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington DC 20549

Attention:  Duc Dang

         Re:      Asia Automotive Acquisition Corporation
                  Registration No. 333-127755

Ladies and Gentlemen:

         This letter is the request of Asia Automotive Acquisition Corporation to accelerate the effective date of Registration Statement No. 333-127755 filed on Form S-1, as amended, to 10:00 AM Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as possible.

                                  Very truly yours,


                                  By: /s/ William R. Herren
                                      ---------------------
                                      William R. Herren
                                      Chairman of the Board

                                  By: /s/ Rudy Wilson
                                      ---------------------
                                      Rudy Wilson
                                      Chief Executive Officer

                                      Asia Automotive Acquisition Corporation